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                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13G
           Under the Securities Exchange Act of 1934
                  (Amendment No. ___________)*


                         The Knot, Inc.
                        (Name of Issuer)


                  Common Stock, $.01 Par Value
                 (Title of Class of Securities)

                           499184109

                         (CUSIP Number)



                       February 19, 2002

    (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X]  Rule 13d-1(c)

[  ] Rule 13d-1(d)






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CUSIP No.  -   499184109


     1.   Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          The May Department Stores Company - 43-1104396



     2 .  Check the Appropriate Box if a Member of a Group (See
          Instructions)

          (a)

          (b)


     3.   SEC Use Only


     4.   Citizenship or Place of Organization:   Delaware

Number of
Shares
Beneficially
Owned by
Each Reporting
Person With

     5.   Sole Voting Power:            None


     6.   Shared Voting Power:          3,575,747


     7.   Sole Dispositive Power:       None


     8.   Shared Dispositive Power:     3,575,747


     9.   Aggregate Amount Beneficially Owned by Each Reporting
          Person:  3,575,747

    10.   Check if the Aggregate Amount in Row (9) Excludes
          Certain Shares (See Instructions).


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    11.   Percent of Class Represented by Amount in Row (9):  19.5%



    12.   Type of Reporting Person (See Instructions):  CO
..................................................................

..................................................................

..................................................................

..................................................................

..................................................................

Item 1.

    (a)   Name of Issuer:     The Knot, Inc.

    (b)   Address of Issuer's Principal Executive Offices:
                                  462 Broadway, 6th Floor
                                  New York, New York 10013


Item 2.

    (a)   Name of Person Filing:  The May Department Stores
                                  Company

    (b)   Address of Principal Business Office or, if none, Residence:

                                  611 Olive Street
                                  St. Louis, MO 63101-1799

    (c)   Citizenship:   Delaware Corporation - U.S.A.

    (d)   Title of Class of Securities: Common Stock, $.01 Par
                                        Value

    (e)   CUSIP Number:  499184109







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Item 3.   If this statement is filed pursuant to Section
          240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

          (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

          (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15
                    U.S.C. 78c).

          (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

          (e) [ ] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

          (f) [ ] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

          (g) [ ] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

          (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j)  [ ]  Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.   Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned:    3,575,747 shares of
               Common Stock, $.01 Par Value.

          (b)  Percent of class:   19.5%
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          (c)  Number of shares as to which the person has:


               (i)  Sole power to vote or to direct the vote:
                                None


              (ii)  Shared power to vote or to direct the vote:  3,575,747


             (iii)  Sole power to dispose or to direct the disposition of: None


              (iv)  Shared power to dispose or to direct the disposition of:
                    3,575,747



Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Instruction: Dissolution of a group requires a response to this item.


Item 6.   Ownership of More than Five Percent on Behalf of Another Person:
          Not Applicable

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.







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Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on By the
          Parent Holding Company:

If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

May Bridal Corporation

Item 8.   Identification and Classification of Members of the Group:
          Not Applicable

If a group has filed this schedule pursuant to Section 240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Section 240.13d-1(c) or Section 240.13d-1(d), attach an exhibit stating the identity of each member of the group.


Item 9.   Notice of Dissolution of Group:  Not Applicable

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.


Item 10.  Certification

          The following certification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

             By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.



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                            SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


February 26, 2002
Date

The May Department Stores Company
By:  /s/ Richard A. Brickson
Signature

Richard A. Brickson/ Vice President and Secretary
Name/Title